Points International to Provide Business Outlook for 2008 and
Discuss Beta Launch of GPX

Company to Host Conference Call on Wednesday, December 12th at 8:00 a.m. ET

TORONTO, December 10, 2007 – Points International Ltd. "Points" - (OTCBB: PTSEF, TSX: PTS) - the world’s leading loyalty reward solutions provider and owner of the Points.com portal - today announced that the Company will provide an update on its business outlook for 2008 and discuss the beta launch of its Global points Exchange (GPX), the first peer-to-peer platform to trade loyalty points. Points’ management will host a conference call for analysts and investors at 8:00 a.m. Eastern Time on Wednesday, December 12, 2007.

To participate in the conference call, analysts and investors from the US and Canada should dial (800) 219-6110 ten minutes prior to the scheduled start time. International callers should dial (303) 262-2130.

Points International will also offer a live and archived webcast of the conference call, accessible from the "Investor Relations" section of the company’s Web site at https://www.points.com/static/corporate/investor_overview.html.

About Points International Ltd.

Points International Ltd. is owner and operator of Points.com, the world’s leading reward-program management portal. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world’s leading reward programs. Participating programs include American Airlines AAdvantage® program, American Express® Membership Rewards®, Aeroplan®, AsiaMiles™, Cendant TripRewards®, Delta SkyMiles®, Gold Points Reward Network, InterContinental Hotels Group’s Priority Club® Rewards, and S&H greenpoints. Redemption partners include Amazon.com® and Starbucks. Website: http://www.points.com

For more information contact:

Anthony Lam, Chief Financial Officer, Points International Ltd., (416) 596-6382, anthony.lam@points.com;

Alex Wellins or Brinlea Johnson, The Blueshirt Group, (415) 217-7722 alex@blueshirtgroup.com, brinlea@blueshirtgroup.com